FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004

GETTY COPPER INC.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Release dated April 23, 2004

2.

Annual and Special General Meeting materials

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: April 30, 2004	By: /s/ “John Lepinski”
Name

Its: President, CEO
(Title)

GETTY COPPER INC.

April 23, 2004

For Immediate Release

HIGHLAND VALLEY COPPER COMMENCES PHASE I EXPLORATION PROGRAM ON GETTY COPPER INC., HIGHILAND VALLEY PROPERTY

Highland Valley Copper (HVC) has informed Getty Copper Inc. (GTC-TSX-VENTURE) that Phase I of a planned two phase 2004 exploration program has commenced on part of Getty’s mineral property located in the Highland Valley area near Kamloops, British Columbia.

Highland Valley Copper (HVC) has approved a Phase I program totaling $495,000 comprising 200 line kilometres of line cutting, 180 line kilometres of IP geophysical surveying and approximately 1300 meters of diamond drilling.  The program is designed to identify geophysical targets and/or Copper mineralization which will then be drilled more extensively in Phase II.  All necessary permits have been received and the program started April 14th, 2004.   HVC has retained Teck Cominco Limited to manage the exploration program on its behalf.  Phase I drilling is expected to begin in mid-May, 2004.

The Phase I program is part of a $1,350,000 expenditure which must be spent on the project by December 31, 2004 in order for HVC to retain certain rights under the terms of Memorandum of Understanding signed December 18, 2003.  The Memorandum of Understanding allows HVC to explore and develop certain mineral claims, in the Highland Valley, controlled by Getty Copper Inc.  Under the terms of the Memorandum, HVC will have the right to earn an initial 51% interest in the selected Getty claims by spending an aggregate of $5 Million by December 31, 2006.  This agreement does not include the claims owned by Getty Copper Inc., which cover the Getty North and Getty South Deposits.

For further information please contact:

GETTY COPPER INC.

#550 – 999 W. Hastings St.

Vancouver,  BC  V6C 2W2

Phone:  604-682-2205

Fax:  604-682-2235

THE TSX VENTURE  EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENTS OF THIS NEWS RELEASE.

Suite 550 – 999 W. Hastings St.  Vancouver, BC   Canada V6C 2W2

        Tel: (604) 682-2205    Fax: (604) 682-223

www.gettycopper.com

 TSX Venture Exchange: GTC

GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, British Columbia  V3K 3P1
Telephone:  (604) 931-3231
Fax:  (604) 931-2814

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Take Notice that the annual meeting (the “Meeting”) of shareholders of Getty Copper Inc. (the “Corporation”) will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on May 27, 2004 at 10:00 a.m., local time, for the following purposes:

1.

To receive the report of the directors of the Corporation.

2.

To receive and consider the consolidated financial statements of the Corporation for its fiscal period ended December 31, 2003 and the report of the auditors thereon.

3.

To elect directors of the Corporation to hold office for the ensuing year.

4.

To appoint auditors of the Corporation for the ensuing year and to authorize the directors to fix the auditors’ remuneration.

5.

To consider and, if thought advisable, adopt a special resolution to amend the Articles of the Corporation to change the minimum and maximum number of directors to three and nine and to permit the directors to appoint one or more additional directors between annual meetings of shareholders.

6.

To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.  Management is not currently aware of any other matters which could come before the Meeting.

A Management Proxy Circular and a copy of the consolidated financial statements and the auditor’s report thereon for the year ended December 31, 2003, accompany this notice.  The Management Proxy Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by hand, by fax or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

A shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that such shareholder’s shares will be voted at the Meeting.

DATED at Coquitlam, British Columbia, April 27, 2004.

BY ORDER OF THE BOARD

“John B. Lepinski”

John B. Lepinski

President

GETTY COPPER INC.

1000 Austin Avenue
Coquitlam, British Columbia  V3K 3P1
Telephone:  (604) 931-3231
Fax:  (604) 931-2814

MANAGEMENT PROXY CIRCULAR
as at April 14, 2004

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Getty Copper Inc. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on May 27, 2004 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation.  In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Corporation (the “Shares”) held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in so doing.  All costs of this solicitation will be borne by the Corporation.

Appointment of Proxyholders

A shareholder entitled to vote at the Meeting may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder on the shareholder’s behalf.

The individuals named in the accompanying form of proxy are the officers of the Corporation.  A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax at (866-249-7775), by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or the shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with Computershare or at the address of the registered office of the Corporation at 1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.  In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting the shareholder’s Shares.  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for.  The proxy will confer discretionary authority on the nominees named therein with respect to

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote Shares represented by the proxy at their own discretion for the approval of such matter.

As of the date of this Management Proxy Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee in the accompanying form of proxy intends to vote thereon in accordance with the nominee’s best judgment.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.  Registered shareholders may vote by proxy by mail or by fax.  Submitting a proxy by mail or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Corporation named on the form of proxy.

Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy.  It must then be returned to the Corporation’s transfer agent, Computershare Trust Company of Canada by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by fax at (866-249-7775), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Shares in their own name.  Shareholders who do not hold their Shares in their own name (referred to in this Management Proxy Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Shares can be recognized and acted upon at the Meeting.  If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the Corporation.  Such Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Corporation.  However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada.  ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.  A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholder may request in writing that their broker send to them a legal proxy that would enable them to attend at the Meeting and vote their Shares.

Voting Securities and Principal Shareholders of Voting Securities

The Board of Directors of the Corporation has fixed April 22, 2004 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting, except to the extent that

(a)

the shareholder has transferred the ownership of any such share after the record date, and

(b)

the transferee produces a properly endorsed share certificate for or otherwise establishes ownership of any of the transferred Shares and makes a demand to Computershare Trust Company of Canada no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

On March 7, 2003 the Corporation effected a two-old for one-new share consolidation.  As of April 15, 2004, the Corporation had outstanding 27,593,657 fully paid and non-assessable Common shares (the “Shares”) without par value, each carrying the right to one vote.

To the knowledge of the directors and senior officers of the Corporation, only the following person beneficially owned, directly or indirectly or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Corporation:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
John B. Lepinski	7,747,446	28%

The above information was supplied by the Corporation and by Computershare Trust Company of Canada, the Corporation’s registrar and transfer agent.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2003 and the report of the auditor thereof will be placed before the Meeting.  The audited financial statements and the report of the auditor were mailed to shareholders with the Notice of Meeting and the Management Proxy Circular.  Additional copies may be obtained from the Secretary of the Corporation upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except the special resolution to amend the Articles of the Corporation.  The special resolution requires a majority of not less than two-thirds of the votes cast the shareholders who vote at the Meeting. If there are more nominees for election as directors or appointment of the Corporation’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of directors of the Corporation will be a minimum of one (1) and a maximum of seven (7).  The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless the director’s office is earlier vacated in accordance with the provisions of the Canada Business Corporations Act (“CBCA”), each director elected will hold office until the conclusion of the next annual meeting of the Corporation, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s seven (7) nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during that each has been a director of the Corporation and the number of Shares of the Corporation beneficially owned by each, directly or indirectly, or exercised control or direction, as at April 12, 2004.

Nominee Position with the Corporation and City of Residence	Occupation, Business or Employment(1)	Period as a Director of the Corporation	Securities Beneficially Owned or Controlled(2)
John B. Lepinski President, Chief Executive Officer and Director Coquitlam, B.C.	Businessman; Chief Executive Officer, President and Director of the Corporation, Robak Industries Ltd., John B. Pub Ltd., Masco Capital Inc., Deborah Resources Ltd. and Genco Resources Ltd.	Since June 30, 1992	7,747,446 shares
Donald R. Willoughby, FCA Secretary, Chief Financial Officer and Director Vancouver, B.C.	Chartered Accountant, President, D.R. Willoughby Inc., a corporate partner of Cinnamon Jang Willoughby & Co., Chartered Accountants.	Since June 30, 1992	270,000 shares
Jean-Jacques Treyaud Director Boloeil, Quebec	Consultant and Financier	Since September 18, 1996	Nil
Robert C. Gardner, Q.C. Treasurer and Director Vancouver, B.C.	Lawyer, Businessman and Director of Genco Resources Ltd.	Since June 10, 2003	1,194,666 shares 148,000 warrants
Vittorio A. Preto, P.Eng. Saanichton, B.C.	Geologist, President of Preto Geological Inc.	Since May 6, 1997	25,000 shares
Brian R.D. Smith, Q.C. Director Victoria, B.C.	Lawyer.	Since June 10, 2003	15,000 shares 5,000 warrants
Pat Raleigh P.Eng Director Oakville, Ontario	Engineer, P.Eng.	Since June 10, 2003	Nil

Notes

(1)

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.  Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)

The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of the Corporation, and by the nominees themselves.

(1)

The directors also hold an aggregate of 1,250,000 options.

The Corporation has an Executive Management Committee of its board of directors.  As at the date hereof the members of the Executive Management Committee are John Lepinski and Vittorio Preto.  Gordon Blankstein, a significant shareholder of the Corporation, acts as a consultant to the Executive Management Committee.

The Corporation is required to have an Audit Committee. As at the date hereof, the members of the Audit Committee are Robert C. Gardner, Brian R.D. Smith and Jean-Jacques Treyvaud.  The members of the Corporate Governance Committee are Robert C. Gardner, Brian R.D. Smith and Jean-Jacques Treyvaud.  The members of the Finance and Compensation Committee are Robert C. Gardner, Pat Raleigh and Brian R.D. Smith.  The members of the Nominating Committee are John B. Lepinski and Donald R. Willoughby.

APPOINTMENT OF AUDITOR

The Board of Directors of the Corporation resolved on March l, 2004, that Collins Barrow, Chartered Accountants, not be proposed for reappointment as auditor of the Corporation at the Meeting.  Davidson & Company, Chartered Accountants, 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, V7Y 1G6 will be nominated at the Meeting for appointment as auditor of the Corporation at a remuneration to be fixed by the directors to replace Collins Barrow

There have been no reportable disagreements between the Corporation and Collins Barrow and no qualified opinions or denials of opinions by Collins Barrow for the purposes of National Policy 31.  A copy of the Corporation’s Reporting Package with respect to the termination of Collins Barrow and proposed appointment of Davidson & Company as auditor of the Corporation (including the Notice of Change of Auditor, a letter from Collins Barrow, a letter from Davidson & Company and Certificate of Officer) are attached as Schedule “A” to this Management Proxy Circular.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

The Corporation has one executive officer, namely John B. Lepinski, President and Chief Executive Officer of the Corporation (the “Named Executive Officer”). The compensation paid to the Named Executive Officer during the Corporation’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)(2)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
John B. Lepinski President and Chief Executive Officer	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	350,000(1) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

These options were granted on November 14, 2003 at an exercise price of $0.61 and expire on November 14, 2008.

(2)

See below in respect of the Management Contract to Freeway Properties Inc. owned by Mr. Lepinski.

Share Options

The Corporation has in place a stock option plan dated for reference December 9, 2002 (the “Plan”).  The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation.  The Plan is administered by the directors of the Corporation.  The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation.  All options expire on a date not later than five years after the issuance of such option.

On November 14, 2003 an aggregate of 1,950,000 options was granted to the seven directors, six consultants and one employee at an exercise price of $0.61.  These options expire on November 14, 2008.  The shares traded at a low of $0.35 per share and a high of $0.66 per share during the 30 day period preceding the date of grant.

The share options granted to the Named Executive Officer during the financial year ended December 31, 2003 were as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John B. Lepinski	350,000	18	$0.61	$0.66	November 14, 2008

No share options were exercised by the Named Executive Officer during the financial year ended December 31, 2003.  The value of the unexercised in-the-money options at the financial year December 31, 2003 was nil.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Corporation and the Named Executive Officer.  However, the Corporation is a party to a management contract with Freeway Properties Inc., a Corporation controlled by John B. Lepinski, a director and officer of the Corporation.  Freeway Properties Inc. is engaged to perform management services for the Corporation at a cost of $2,500 per month.

Compensation of Directors

There are no arrangements under which directors were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.  On November 14, 2003, seven directors of the Corporation were granted an aggregate of 1,250,000 options at $0.61 per share.  These options expire on November 14, 2008.

Preto Geological Inc., a company controlled by Vittorio A. Preto, billed the Corporation the sum of $9,225 for geological fees during the most recently completed financial year.

Cinnamon Jang Willoughby & Co. billed the Corporation the sum of $16,766 for accounting fees during the most recently completed financial year.  Donald R. Willoughby is a partner of Cinnamon Jang Willoughby & Co.

Indebtedness of Directors, Executive Officers and Senior Officers

No directors, proposed nominees for election as directors, senior officers or their respective associates or affiliates, or other management of the Corporation were indebted to the Corporation as of the end most recently completed financial year or as at the date hereof.

Interest of Insiders in Material Transactions

To the knowledge of management of the Corporation, no insider or nominee for election as a director of the Corporation had any interest in any material transaction during the year ended December 31, 2003, or has any interest in any material transaction in the current year other than as set out herein or as set out in material previously disclosed to the shareholders and to the public and available for viewing on www.SEDAR.com.

On January 2, 2004 the Corporation completed a private placement of 3,100,000 Flow-Through Units at a price of $0.65 per FT Unit. Each Flow-through Unit is comprised of one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.   Two directors of the Corporation participated in this transaction for an aggregate of 283,000 Flow-Through Units (“FT Units”).  Robert Gardner purchased 273,000 FT Units and Brian Smith purchased 10,000 FT Units.

By memorandum of understanding dated December 18, 2003 the Corporation granted a farm-in option to Highland Valley Copper (“HVC”), a joint venture involving Teck, Cominco, BHP Billiton and Highmont Mining.  The MOU allows HVC to explore certain of the Corporation’s claims in the Highland Valley and grants HVC the right to earn up to a 70% interest in the claims by making expenditures of 15 million dollars during a six year period.  If HVC exercises the option it will form a joint venture with the Corporation.  Robak Industries Ltd., a company owned by Mr. Lepinski, had previously reserved a l.5% net smelter returns royalty in the claims that are subject to the farm-in option in favour of HVC and HVC recognizes this royalty in the MOU.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and as set out herein.

Management Contracts

Except as set out herein, there are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or senior officers of the Corporation.

Directors’ and Officers’ Liability Insurance

The Corporation has adopted the principle that liability insurance should be available and the Corporation is in the process of obtaining insurance for its directors and officers.

AMENDMENT OF ARTICLES

On April 14, 2004 the board of directors of the Corporation authorized the submission to the shareholders of the special resolution authorizing the Corporation to apply for a Certificate of Amendment under the Canada Business Corporations Act (the “CBCA”) to amend the Articles of the Corporation to set the minimum and maximum number of directors of the Corporation at three and nine, respectively, and to permit the directors to appoint one or more additional directors between annual meetings of shareholders.

The Articles of the Corporation presently provide that the number of directors of the Corporation will be a minimum of one and a maximum of seven.  The board of directors believes that the maximum number of directors should be increased in order to provide the directors with greater flexibility to appoint additional directors as the need arises.

The CBCA provides that the directors of a corporation may, if the articles of the corporation so provide, appoint one or more directors as long as the total number of directors so appointed does not exceed one third of the number of directors elected at the previous annual meeting of shareholders.  Presently, the directors of the Corporation do not have the authority under the existing Articles to increase the number of directors on the board between annual meetings of shareholders.  The authority to do so would provide the directors with greater flexibility to appoint additional directors as the need arises.

At the Meeting shareholders will be asked to consider and, if thought advisable, adopt a special resolution amending the Articles of the Corporation.  A special resolution requires the affirmative vote of not less than two-thirds of the votes cast by the holders of Shares who vote in person or by proxy at the Meeting.  The text of the special resolution is as follows:

“Resolved as a special resolution, that in accordance with section 173 of the Canada Business Corporations Act:

1.

The Articles of Incorporation of Getty Copper Inc. be amended by deleting the existing paragraph 5 and substituting in its place the following:

“5.

minimum – three

maximum – nine”.”

The board of directors recommends that you vote in favour of the above resolution.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is included in its audited financial statements for the year end December 31, 2003.  Copies of the audited financial statements for the year end December 31, 2003 may be obtained upon request from the Corporation’s website at www.gettycopper.com or on www.SEDAR.com.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Management Proxy Circular.

SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2005 annual meeting of the Corporation (expected to be held in May 2005) must be received by the Secretary of the Corporation on or before the close of business on February 25, 2005.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Coquitlam, British Columbia, April 27, 2004 .

“John B. Lepinski”

“Donald R. Willoughby”

John B. Lepinski President and Chief Executive Officer	Donald R. Willoughby Chief Financial Officer

SCHEDULE A
GETTY COPPER INC.
(THE “COMPANY”)

CERTIFICATE OF OFFICER

In connection with the proposed change of auditor of the Company from Collins Barrow to Davidson & Company I, Don Willoughby, Chief Financial Officer of the Company, hereby certify for and on behalf of the Company that the Audit Committee and the Board of Directors of the Company have reviewed the Company’s Notice of Change of Auditor dated March 29, 2004, to Collins Barrow and Davidson & Company and their respective responses thereto, copies of which are attached hereto.

DATED at Coquitlam, British Columbia, March 29, 2004.

“Donald Willoughby”

Donald Willoughby
Chief Financial Officer

GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC  V3K 3P1

NOTICE OF CHANGE OF AUDITOR

TO:

COLLINS BARROW, Chartered Accountants

AND TO:

DAVIDSON & COMPANY, Chartered Accountants

NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of the Company, the Board of Directors of the Company resolved on March 29, 2004 that:

The resignation of Collins Barrow, Chartered Accountants, on March 29, 2004, as auditor of the Company be accepted , and

Davidson & Company, Chartered Accountants, be appointed as auditor of the Company to be effective March 29, 2004, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Policy Statement 31 (“NPS 31”) we confirm that:

Collins Barrow was asked to resign as auditor of the Company to facilitate the appointment of Davidson & Company;

Collins Barrow has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completely period for which Collins Barrow issued an audit report in respect of the Company and the date of this Notice;

the resignation of Collins Barrow and appointment of Davidson & Company as auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of the Company;

in the opinion of the Board of Directors of the Company, no “reportable event” as defined in NPS 31 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which Collins Barrow issued an audit report in respect of the Company and the date of this Notice; and

the Notice and Auditor’s Letters have been reviewed by the Audit Committee and the Board of Directors.

Dated this 29th day of March, 2004.

Getty Copper Inc.

“Donald Willoughby”

Per:

Donald Willoughby

Chief Financial Officer

DAVIDSON & COMPANY

Chartered Accountants

A Partnership of Incorporated Professionals

March 29, 2004

British Columbia Securities Commission

PO Box 10142, Pacific Centre

12th Floor, 701 West Georgia Street

Vancouver, BC

V7Y 1L2

Alberta Securities Commission – Alberta Office

4th Floor, 300 - 5th Avenue S.W.

Calgary, AB

T2P 3C4

Ontario Securities Commission

20 Queen Street West, 19th Floor, Box 55

Toronto Ontario

M5H 3S8

Dear Sirs:

Re:

Getty Copper Inc. (the "Company")

Notice of Change of Auditor

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated March 29, 2004 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

"DAVIDSON & COMPANY"

DAVIDSON & COMPANY

Chartered Accountants

cc:  TSX Venture Exchange

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

Collins Barrow

Chartered Accountants

Suite 800 – 1030 West Georgia Street

Vancouver, BC V6E 2V9

T. 604.685.0564

F. 604.685.2050

email: vancouver@collinsbarrow.com

4-1640A

March 29, 2004

British Columbia Securities Commission

701 West Georgia Street

Vancouver, B.C.

V7Y 1L2

Alberta Securities Commission

4th Floor, 300 - 5th Avenue S.W.

Calgary, Alberta

T2P 3C4

Ontario Securities Commission

800 - 20 Queen Street

Toronto, Ontario

M5H 3S8

Dear Sirs:

Change of Auditor of Getty Copper Inc. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated March 29, 2004 given by the Company to ourselves and Davidson & Company, Chartered Accountants.

Base on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

COLLINS BARROW

Chartered Accountants

Per:

/s/ James R. Church

James R. Church

JRC/clc

Collins Barrow

Chartered Accountants

Suite 800 – 1030 West Georgia Street

Vancouver, BC V6E 2V9

T. 604.685.0564

F. 604.685.2050

email: vancouver@collinsbarrow.com

AUDITORS'  REPORT

To the Shareholders of

Getty Copper Inc.

We have audited the balance sheets of Getty Copper Inc. (formerly Getty Copper Corp.) as at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its activities and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ Collins Barrow

CHARTERED  ACCOUNTANTS

Vancouver,  Canada

February 12, 2004

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

BALANCE SHEETS

(In Canadian Dollars)

	December 31,
ASSETS	2003	2002
Current assets
Cash and short-term investments	$ 2,083,922	$ 124,518
Exploration tax credits and goods and services tax recoverable	6,289	27,878
Prepaid expenses	5,698	7,601

	2,095,909	159,997

Mineral properties (note 3)	1,680,471	471,508

Property, building and equipment (note 4)	186,575	199,325

	$ 3,962,955	$ 830,830

LIABILITIES
Current liabilities
Accounts payable	$ 457,572	$ 183,407
Loan payable (note 5)	66,621	66,621
Current portion of mortgage payable	1,836	1,705

	526,029	251,733

Accounts payable deferred (note 6)	---	193,629

Mortgage payable (note 7)	97,024	98,860

	623,053	544,222

SHAREHOLDERS' EQUITY
Share capital (note 9)	15,662,319	12,219,794

Contributed surplus (note 9)	781,966	767,966

Deficit	(13,104,383)	(12,701,152)

	3,339,902	286,608

	$ 3,962,955	$ 830,830

Approved by the Directors

“John B. Lepinski”

,  Director

“Donald R. Willoughby”

,  Director

See accompanying notes to the financial statements.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian Dollars)

	Year Ended
	December 31,
	2003	2002	2001
Revenue
Interest	$ 1,080	$ 309	$ 5,025
Rent	2,242	667	---

	3,322	976	5,025

Expenses
Amortization	4,941	6,074	7,358
General and administrative	306,657	229,767	192,428

	311,598	235,841	199,786

	(308,276)	(234,865)	(194,761)
Provision for impairment of and exploration costs of
mineral properties (note 3)	(94,955)	(16,071)	(9,417,727)

Loss for the year before income taxes	(403,231)	(250,936)	(9,612,488)

Future income tax recovery	---	---	1,773,000

Net loss for the year	(403,231)	(250,936)	(7,839,488)

Deficit, beginning of the year	(12,701,152)	(12,450,216)	(4,610,728)

Deficit, end of the year	$ (13,104,383)	$ (12,701,152)	$ (12,450,216)

See accompanying notes to the financial statements.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

	Year Ended
	December 31,
	2003	2002	2001
Cash flows from (used in) operating activities
Net loss for the year	$ (403,231)	$ (250,936)	$ (7,839,488)
Add: Items not involving cash
Amortization	4,941	6,074	7,358
Provision for impairment of and
exploration costs of
mineral properties	94,955	16,071	9,417,727
Stock option compensation expense	14,000	---	---
Future income tax recovery	---	---	(1,773,000)

	(289,335)	(228,791)	(187,403)
Net change in non-cash working
capital balances
Decrease (increase) in exploration tax
credits and goods and services
tax recoverable	21,589	(21,517)	(975)
Decrease (increase) in prepaid expenses	1,903	(6,105)	6,095
Increase in accounts payable	80,536	19,884	78,512

	(185,307)	(236,529)	(103,771)

Cash flows from (used in) financing activities
Proceeds of (repayment of) of loan, net	---	(47,600)	28,321
Mortgage principal repayments	(1,705)	(273)	(1,312)
Issuance of shares, net of issuance costs	2,242,525	414,584	---

	2,240,820	366,711	27,009

Cash flows used in investing activities
Exploration costs	(85,246)	(4,855)	(117,433)
Acquisition of mineral properties	(8,963)	---	---
Acquisition of capital assets	(1,900)	(2,245)	(1,365)

	(96,109)	(7,100)	(118,798)

Increase (decrease) in cash during the year	1,959,404	123,082	(195,560)

Cash and short-term investments,
beginning of the year	124,518	1,436	196,996

Cash and short-term investments,
end of the year	$ 2,083,922	$ 124,518	$ 1,436

See accompanying notes to the financial statements.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

1.

General Information

The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  In addition, the company is dependent upon external sources of financing in order to fund the exploration and development of its mineral properties.  The recoverability of amounts shown for mineral properties and the ability of the company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition thereof.

Of the cash and short-term investments held at December 31, 2003, $2,015,000 is required to be expended on exploration in accordance with the December 31, 2003 flow through share issue.  The company has an urgent need for equity capital and financing for working capital requirements.  The company is not in a position to discharge its liabilities as they become due in the ordinary course of business.

Effective March 7, 2003 the company changed its name from Getty Copper Corp. to Getty Copper Inc.

2.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern which do not differ from those established in the United States, except as described in note 13.  The financial statements do not give effect to adjustments that would be necessary should the company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral properties

Costs of acquisition and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned.  If there is an indication of impairment the mineral properties are written down to the estimated net recoverable amount.  The company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

2.

Significant accounting policies - continued

c)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

30%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)

Stock option plan

The company records compensation expense when stock or stock options are issued to employees.  Prior to 2002, no compensation expense was recorded when stock or stock options were issued to employees.  The change in accounting policy was applied prospectively.

e)

Future income taxes

The company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

f)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

g)

Flow-through financing

The company has issued flow-through shares, which transfer the tax deductibility of exploration expenditures to the investors.  Proceeds received on the issue of such shares is credited to share capital and the related exploration costs is charged to mineral properties.  The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

h)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of management estimates relate to the valuation of its mineral properties and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

3.

Mineral properties

	2003	2002

Getty Northwest mineral claims, acquisition costs	$ 33,210	$ 33,210

Getty Central mineral claims, acquisition costs	111,846	9,300

Getty North mineral claims, acquisition costs	352,398	352,398

Getty South mineral claims, 50% interest, acquisition costs	1,069,134	63,300

Getty Southwest mineral claims, acquisition costs	113,883	13,300

Transvaal mineral claims, 50% interest	---	---

	$ 1,680,471	$ 471,508

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

Exploration costs provided for are comprised of:

	2003	2002

Assay	$ 475,832	$ 473,396
Drilling	4,207,932	4,207,932
Environmental	254,454	254,454
Feasibility study	166,709	129,886
Geology	2,426,207	2,420,131
Metallurgy	228,085	228,085
Other	1,755,624	1,706,004
Provision for impairment and exploration costs	(9,514,843)	(9,419,888)

	$ ---	$ ---

Property, building and equipment amortization included in exploration costs during 2003 amounted to $9,709 (2002 - $11,216).

Exploration tax credits included in exploration costs during 2003 amounted to $1,111 (2002 - $24,404).

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 200 square kilometres.

The Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the company.

The company originally acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak under certain terms which were not met.  On November 8, 2002 the company and Robak terminated the original agreement and entered into an agreement for the company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 common shares of the company at a deemed value of $1,200,000, an agreement by the company to pay 100% of the costs to place the Getty South mineral claims into production, and a 1-1/2% net smelter royalty in favour of Robak.  The purchase was recorded at the estimated fair market value of the interest in the mineral claims acquired.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

The Transvaal mineral claims were acquired by an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.) which expired on October 15, 2003.  Getty Copper Inc. has entered into an agreement in principle to acquire the Transvaal mineral claims from Genco Resources Inc.  The agreement is subject to an independent fairness opinion on the proposed purchase price of $300,000 to be paid by issuing Getty Copper Inc.'s stock at a deemed price of $0.60 per share and is subject to regulatory approval.

On December 19, 2003 the company and Genco Resources Inc. entered into a memorandum of understanding with Highland Valley Copper Corporation ("HVC") for it to earn an interest in certain of Getty Copper Inc.'s mineral properties and to form a joint venture if certain conditions are met.  The memorandum of understanding allows HVC to explore and develop certain mineral properties.  Under the terms of the memorandum HVC will have the right to earn an initial 51% interest in the mineral claims by spending an aggregate of $5 million by December 31, 2006, under the following schedule:

$1,350,000 by December 31, 2004

$3,000,000 by December 31, 2005

$5,000,000 by December 31, 2006

Upon earning its initial interest, HVC will have the right to earn a further 19% interest (for a 70% interest) by expending a further $10 million and completing a feasibility study over the next four years.  If HVC elects not to expend the additional $10 million and complete a feasibility study, its interest in the property will revert to a 45% participating interest if at least $10 million is expended and a joint venture will be established with Getty Copper Inc. having a 55% interest and being the operator.  If less than $10 million is expended Getty Copper Inc.'s interest in the joint venture will be 65% providing at least $5 million has been expended.  Under the terms of the memorandum, if HVC proceeds with a production plan, it will either arrange project financing for at least 65% of the capital costs or extend and offer, on acceptable commercial terms, to lend Getty Copper Inc. 65% of its portion of the capital costs to place the project into commercial production.  Each company will contribute its pro rata share of the equity required on a 70% HVC:  30% Getty Copper Inc. basis.

The company is pursuing approaches to further develop its mineral properties.  Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties the company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, during the period ended December 31, 2001 the company recorded a provision for impairment of its exploration costs in the amount of $9,403,817 and of claims acquisition costs of $13,910.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

4.

Property, building and equipment

	2003
		Accumulated
	Cost	Amortization	Net
Automotive equipment	$ 39,602	$ 37,046	$ 2,556
Computer equipment	94,854	86,263	8,591
Computer software	74,359	74,359	---
Office equipment	72,062	56,084	15,978
Portable buildings	12,112	11,519	593
Building	178,124	41,589	136,535
Land	22,322	---	22,322

	$ 493,435	$ 306,860	$ 186,575

	2002
		Accumulated
	Cost	Amortization	Net
Automotive equipment	$ 39,602	$ 35,950	$ 3,652
Computer equipment	94,424	82,674	11,750
Computer software	74,359	74,147	212
Office equipment	70,592	52,274	18,318
Portable buildings	12,112	11,264	848
Building	178,124	35,901	142,223
Land	22,322	---	22,322

	$ 491,535	$ 292,210	$ 199,325

See note 7.

5.

Loan payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum, has no fixed terms of repayment, and is secured by a general security agreement.

6.

Accounts payable deferred

Creditors previously agreed to defer payment of $193,629 until the earlier of June 3, 2004 or until the company has completed a financing that leaves it with a minimum working capital of $50,000.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

7.

 Mortgage Payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

2004	$ 1,836
2005	1,976
2006	2,127
2007	92,921

$ 98,860

8.

Income taxes

Significant components of the company's future income tax assets are as follows:

	2003	2002

Tax value of mineral properties in excess of book value	$ 1,738,000	$ 2,034,000
Tax value of capital assets in excess of book value	109,000	110,000

	1,847,000	2,144,000
Valuation allowance	(1,847,000)	(2,144,000)
	---	---

Net operating loss carryforwards	803,000	931,000
Valuation allowance	(803,000)	(931,000)
	---	---

Net future income tax assets	$ ---	$ ---

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

A reconciliation between the company's statutory and effective tax rates is as follows:

	2003	2002	2001
Statutory rate	37%	40%	45%
Tax rate change	(2)	---	141
Unrecognized benefit of current year's losses	(35)	(40)	(168)

Effective rate of tax recovery	---	---	18%

At December 31, 2003 the company has approximately $2,255,000 of loss carryforwards which may be available to reduce taxable income in future years.

These losses expire as follows:

2004	$ 716,000
2005	397,000
2006	236,000
2007	195,000
2008	188,000
2009	228,000
2010	295,000
$ 2,255,000

9.

Share capital

	Shares	Amount
Authorized
Unlimited number of common shares
Issued
Balance at January 1, 2002	28,402,313	$ 11,805,210
Shares issued for cash	5,085,000	417,000
Share issue costs		(2,416)
Balance at December 31, 2002	33,487,313	12,219,794

Share consolidation	(16,743,656)	---
Shares issued for cash	4,850,000	2,380,000
Shares issued for mineral properties (note 3)	6,000,000	1,200,000
Share issue costs		(137,475)
Balance, December 31, 2003	27,593,657	$ 15,662,319

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

Effective March 7, 2003 the issued and outstanding common shares of the company were consolidated on the basis of two common shares into one common share.

During 2002 the company issued 85,000 common shares at $0.20 per share upon the exercise of previously outstanding share purchase warrants.  The balance of the previously outstanding share purchase warrants expired November 20, 2002.

During 2002 the company issued 2,000,000 units at $0.05 per unit.  Each unit included one common share and one share purchase warrant which entitled the holder to purchase an additional common share.  After consolidation 1,000,000 warrants remained outstanding entitling the holder to purchase a common share at $0.20 up to September 26, 2003.  During 2003, all of the warrants were exercised.

During 2002 the company issued 3,000,000 units at $0.10 per unit.  Each unit included one common share and one share purchase warrant which entitled the holder to purchase an additional share.  After consolidation, 1,500,000 warrants remained outstanding entitling the holder to purchase a common share at $0.22 up to September 24, 2004.  During 2003, 750,000 of these warrants were exercised, leaving 750,000 warrants outstanding.

On December 31, 2003 the company closed a private placement of 3,100,000 flow-through units at a price of $0.65 per unit.  Each unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 per share until December 30, 2005.  In connection with the private placement, the company issued 155,000 agent’s share purchase warrants exercisable at a price of $0.75 for a two year period.

The remaining 187,500 post consolidation shares held in escrow were released during the year.

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration.  The shares were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc.  The shares were surrendered and cancelled incidental to the company's listing application.  An additional $14,000 in contributed surplus arose in 2003 as a result of recording stock option compensation expense.  See note 10.

10.

Stock options

During 2003, the company granted 1,950,000 common share options to directors and employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18 month period following the date of grant.  Based upon the Black-Scholes option valuation model, and a risk-free market rate of 3% and volatility of 7%, the estimated compensation cost related to the options granted is approximately $100,000 of which $14,000 was recognized during 2003.

There remains 1,395,231 common shares reserved for issuance under the company's share option plan.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

11.

Commitments

The company is committed to make monthly payments of $3,000 to related parties, for management fees and rent.

12.

Other information

a)

Related party transactions

In addition to the transactions described elsewhere in the financial statements, the company had the following transactions and balances with officers and directors of the company and companies or professional firms with which officers or directors are associated.

	2003	2002
Exploration and development costs incurred	$ 9,225	$ 4,256
Accounts payable	$ 199,527	$ 201,523
Expenses
Interest	$ 9,031	$ 10,990
Management fees	$ 30,000	$ 30,000
Professional fees	$ 16,766	$ 12,654
Rent	$ 6,000	$ 6,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

b)

Financial instruments

The company's financial instruments consist of cash and short-term investments, accounts payable, loan payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying value, unless otherwise noted.  The fair value of the loan payable is not practical to determine with sufficient reliability due to the uncertainty over the timing and amount of repayment.

c)

Loss per share

Loss per share figures have not been provided as management does not consider this information meaningful considering the company's activities to date.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

d)

Statement of cash flows

	2003	2002	2001
Cash used in operating activities includes:
Interest paid	$ 8,586	$ 8,871	$ 5,514
Interest received	$ 1,080	$ 309	$ 5,025

13.

United States accounting principles

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ in certain respects from those principles that the company would have followed had its financial statements been prepared in accordance with GAAP in the United States.  The company is considered to be an exploration stage company under United States GAAP.  Differences which materially affect the financial statements are:

a)

Short-term investments, mineral property costs, and escrow shares

United States GAAP requires short-term investments with an original maturity beyond three months be treated as investments rather than cash.

United States GAAP require costs related to mineral properties to be charged as an expense as incurred until it is determined that commercially recoverable reserves exist.

Under United States GAAP, when shares are released from escrow, to the extent fair market value exceeds their issuance price, compensation expense is to be recognized.

Had the company followed GAAP in the United States, certain items on the statements of operations and deficit would have been reported as follows:

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

	2003	2002	2001

Net loss under Canadian GAAP	$ (403,231)	$ (250,936)	$ (7,839,488)

Effect of the write-off of mineral properties	(1,208,963)	---	9,286,924

Effect of recognizing cost arising on the release
of shares from escrow	(73,125)	---	---

Effect of the write-off of mineral properties
on future income tax recovery	---	---	(1,773,000)

Net loss under United States GAAP	(1,685,319)	(250,936)	(325,564)

Deficit, beginning of year under
United States GAAP	(16,864,467)	(16,613,531)	(16,287,967)

Deficit, end of year under
United States GAAP	$ (18,549,786)	$ (16,864,467)	$ (16,613,531)

Loss per share under United States GAAP	($0.08)	($0.01)	($0.01)

a)

Short-term investments, mineral property costs, and escrow shares - continued

The effect of the differences in accounting under Canadian GAAP and United States GAAP on the balance sheets and statements of cash flows are as follows:

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

Balance sheets	December 31, 2003		December 31, 2002
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP

Current assets	$ 2,095,909	$ 2,095,909	$ 159,997	$ 159,997
Mineral properties	1,680,471	---	471,508	---
Property, building and
equipment	186,575	186,575	199,325	199,325

	$ 3,962,955	$ 2,282,484	$ 830,830	$ 359,322

Current liabilities	$ 526,029	$ 526,029	$ 251,733	$ 251,733
Other liabilities	97,024	97,024	292,489	292,489
Share capital	15,662,319	17,436,319	12,219,794	13,993,794
Contributed surplus	781,966	2,772,898	767,966	2,685,773
Deficit	(13,104,383)	(18,549,786)	(12,701,152)	(16,864,467)

	$ 3,962,955	$ 2,282,484	$ 830,830	$ 359,322

Statements of cash flows

	2003		2002		2001
	Canadian	United States	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Cash used in
operating activities	$ (185,307)	$ (270,552)	$ (236,529)	$ (241,384)	$ (103,771)	$ (221,204)
Cash from
financing activities	$ 2,240,820	$ 2,240,820	$ 366,711	$ 366,711	$ 27,009	$ 27,009
Cash from (used in)
investing activities	$ (96,109)	$ (10,864)	$ (7,100)	$ (94,245)	$ (118,798)	$ 127,225

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

b)

Income taxes

Under United States GAAP the benefits of assets with tax bases greater than the carrying amount and of tax loss carryforwards are to be recognized as deferred tax assets.  To the extent that those benefits may not be realized, a valuation allowance is to be provided for.  The company's deferred tax balances would be as follows:

	2003	2002	2001

Deferred tax assets, beginning of the year	$ 3,207,000	$ 3,338,000	$ 3,738,000

Benefit of operating losses, net	(78,000)	---	24,000

Adjustment for reduction in tax rate	(119,000)	(131,000)	(424,000)

Deferred tax assets, end of the year	3,010,000	3,207,000	3,338,000

Valuation allowance, beginning of the year	3,207,000	3,338,000	3,738,000

Current year's valuation allowance (recovery)	(197,000)	(131,000)	(400,000)

Valuation allowance, end of the year	3,010,000	3,207,000	3,338,000

	$ ---	$ ---	$ ---

The company has determined that realization of the future income tax benefits of the tax bases of the mineral properties being greater than the carrying amount and of net operating loss carryforwards is not more likely than not and therefore a valuation allowance has been recorded.

GETTY COPPER INC.

FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE B

1.   Exploration and development costs:

Refer to Note 3 to the financial statements

Included in the General Administrative Expenses as Professional Fees are:

For the year ended December 31, 2003 Legal $35,163, Accounting and audit $29,511, Consulting Fees $22,500.

For the year ended December 31, 2002 Legal $19,632, Accounting and audit $26,956 and Consulting $12,000.

For the three months ended December 31, 2003 Legal $14,871, Accounting and audit $15,346, Consulting Fees $4,500.

For the three months ended December 31, 2002 Legal $15,972, Accounting and audit $12,153 and Consulting $12,000.

2.

General and administrative expenses:

Refer to the statement of operations and deficit for the Year Ended December 31, 2003 and Note 12 to the financial statements.

3.

a)

Securities issued during the quarter:

(refer to Note 9 to the financial statements)

b)

Options granted during the quarter:

None (refer to note 10 to the financial statements)

c)

Authorized and issued share capital:

Refer to Note 9 to the financial statements

d)

Options, warrants and convertible securities outstanding:

Refer to Note 9 and 10 to the financial statements

e)

Shares in escrow or subject to pooling:

Refer to Note 9 to the financial statements

4.

List of Directors:

John B. Lepinski, President, CEO

Donald  Willoughby FCA, CFP, Secretary, CFO

Jean-Jacques Treyvaud

Vittorio Preto P.Eng

Robert C. Gardner,  QC

Patrick Raleigh

Brian R. D. Smith Q.C.

GETTY COPPER INC.

FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE C

MANAGEMENT DISCUSSION

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, Getty Copper Corp. has been conducting exploration for copper on its 200 km2, Highland Valley, B.C. mineral property, which adjoins the large copper-molybdenum mining and milling operation of  Highland Valley Copper in the Kamloops Mining Division, British Columbia, Canada.  The Company continues to seek additional properties worthy of exploration and development.  From 1995 to 1998, the Company engaged in the exploration of the Highland Valley mineral property, including a pre-feasibility study by Bateman Engineering, whereby they concluded that “an economic mineable reserve exists in the Getty North Copper Deposit.”  Bateman recommended to Getty Copper Corp. both limited pre-feasibility work and a full feasibility study.

The Getty North Deposit is currently estimated to contain a mineral resource of 72,093,000 drill indicated and drill inferred tonnes averaging 0.31%Cu, including 10,030,000 drill indicated and drill inferred tonnes of oxidized material having an average copper content of 0.40% and 44,405,000 drill indicated and drill inferred tonnes of sulphide copper resource having an average copper content of 0.37%.

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

Ongoing reviews of previous geological , geophysical and geochemical programs are being conducted to determine future work programs.

On December 19, 2003 the Company announced the signing of a memorandum of understanding with Highland Valley Copper (HVC), which is a joint venture among Teck Cominco Ltd., 97.5% and Highmont Mining Company as to 2.5%.

The Memorandum of Understanding allows HVC to explore and develop certain mineral claims controlled by Getty Copper Inc. in the Highland Valley.  Under the terms of the memorandum HVC will have the right to earn an initial 51% interest in the selected Getty claims by spending an aggregate of $5 million by December 31, 2006, under the following schedule:

$1,350,000 by December 31, 2004

$3,000,000 by December 31, 2005

$5,000,000 by December 31, 2006

Upon earning its initial interest, HVC will have the right to earn a further 19% interest from Getty (for a 70% interest) by expending a further $10 million and completing a feasibility study over the next four years.  The claims are subject to a   1 1/2% NSR royalty in favour of Robak Industries Ltd., which is controlled by a director of the company.

If HVC elects not to expend the additional $10 million and complete a feasibility study, its interest in the property will revert to a 45% participating interest if at least $10 million has been expended and a 55%(Getty) - 45% joint venture will be established with Getty as the operator.  If less than $10 million has been expended at the time HVC elects not to further exercise its option, then a 65% (Getty) - 35% (HVC) joint venture will be established.

Under the terms of the memorandum, if HVC proceeds with a production plan, it will either arrange project financing for at least 65% of the capital costs or extend an offer, on acceptable commercial terms, to lend Getty 65% of its portion of the capital costs to place the project into commercial production.  Each company will contribute its pro rata share of the equity required on a 70% HAVC: 30% Getty basis.

The exploration work to be undertaken on the property will be carried out by Teck Cominco Ltd., on behalf of Highland Valley Copper and Getty Copper Inc.

This agreement does not include the claims owned by Getty Copper Inc., which include those known as the Getty North mineral claims and 50% interest in the Getty South mineral claims.

The company acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak.  The terms of the acquisition were not met and on November 8, 2002 the company and Robak terminated the original agreement and entered into an agreement for the company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the company (see note 9) at a deemed value of $1,200,000, an agreement by the company to pay 100% of the costs to place the Getty South mineral claims into production, and a   1-1/2% net smelter royalty in favour of Robak.

The Transvaal mineral claims were acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), and are subject to a 1-1/2% net smelter royalty.  The company had a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once this condition was met, the company and Genco Resources Inc. were to enter into a joint venture.  As of December 31, 2003 the company had spent $340,502 on exploration.

As the Genco Resources Ltd. option agreement expired on December 31, 2003, Getty entered into an agreement in principle to acquire the Transvaal mineral claims from Genco Resources Inc.  This agreement is subject to a independent fairness opinion on the proposed purchase price of $300,000 to be paid in Getty stock at a deemed price of $0.60 per share and is subject to regulatory approval.

The company is pursuing approaches to further develop its mineral properties.  Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, during the period ended December 31, 2003 the company recorded a provision for impairment of the exploration costs in the amount of $94,955 and for the year ended December 31, 2002 $16,071 which included tax credits of $24,204.

During the year a scanner for the office was purchased for $458 and a number of mineral claims were abandoned and relocated to consolidate the land package in preparation for the new government regulations regarding mineral title and map staking.

During October 2001, Dr. J Oliver P.Geo completed a 1:10,000 scale geological map over portions of Getty Copper’s Highland Valley property. Geological data was supported with petrographic and lithogeochemical data.  An infill geochemical program was also implemented to clarify the nature of previous geochemical surveys. Geophysical data was also re-interpreted within the 2001 geological framework. The results of these programs may be summarized as follows:

i.

Heavy surficial cover, including both boulder and sandy tills covers much of the property. Ice transport direction is from the north to south. Any geochemical anomalies will have bedrock sources, which lie to the north of the till or soil anomaly, and may be significantly muted.

ii.

Bleached white, silicified, fine grained quartz porphyritic dyke rocks noted in the south western map area are not significantly mineralized.

iii.

A large metasomatically altered metavolcanic roof pendants, with prograde skarn assemblages, underlies much of the magnetic and IP anomalies forming the North Valley anomaly.

iv.

At least five north trending intrusive phases are noted within the map area. Rock composition varies from gabbro-diorites to granites. One of these phases, gabbros, may be permissive hosts to PGM mineralization. Disseminated and stockwork controlled mineralization is noted in the granodiorite rocks along the eastern portion of the property, in a area of extensive drift cover.

v.

A Eocene volcanic centre was mapped in the southeastern property area.

vi.

Large fault structures, the North Valley Fault, Glossie Fault and North Glossie Fault, have been mapped on the property. Two of these structures, the North Glossie and Glossie Faults, are associated with structurally controlled copper-silver vein systems. Mineralization within these structures occurs within well defined veins and quartz-carbonate replacements and within clay altered and bleached rocks in the footwall and hangingwall to these structural zones. The full width of these structurally controlled zones has not been determined. Copper values ranging from 1.81 to 4.18% Cu have been obtained from 1.2 m wide shear hosted veins within the core of the fault. These veins carry up to 5.6 ppm Ag. Rock samples from the footwall of the Glossie fault, external to the central veins in a “cryptic” mineralized zone carry 2.16% Cu and 11.8 g/t Ag over indeterminant widths.

vii.

The surface expression of these structurally controlled fault systems are often highly recessive but, based on an initial geochemical orientation survey, are traceable in B horizon soils.

viii.

A $270,000 follow-up work program for the exploration of (1) high grade structurally controlled  copper-silver zones (2) stockwork or disseminated porphyry style mineralization and (3) screening for potential PGM systems in mafic to ultramafic rocks is recommended.

At the years ended December 31, 2001 and December 31, 2002 the financial statements were adjusted to reflect a provision for impairment of mineral properties.  The Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Without a full feasibility study, the Company is unable to determine that it has economically recoverable reserves.  In addition at this time there is no certainty that the company will be able to obtain the necessary financing to complete the exploration and development of the mineral properties. However, the board of directors is confident that a full feasibility will obtain positive results and will therefore continue to actively pursue the development and financing requirements of the Company.

The Company performs its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The company’s management remains committed to the development of the company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

The Company’s working capital increased to $1,569,880 for the year ended December 31, 2003 from a deficiency of $91,736 at December 31, 2002, the increase  $1,661,616 in working capital can be attributed to a flow through private placement which was completed December 31, 2003.  General and administrative expenditures for the year ended December 31, 2003 increased to $311,598 compared to $235,841 December 31, 2002. Filing fees increased to $21,674 for the year ended December 31, 2003 from $15,213 at December 31, 2002 due to the increase in Edgar filing for U.S. disclosure. Professional fees have increased during the year ended December 31, 2003 to $87,174 from $58,588 (2002) due to legal and accounting costs associated with the completion of the 2 for 1 share consolidation, extension of warrants and consulting fees associated with public relations and the flow through private placement completed just prior to the year ended December 31, 2003.  The Company has produced brochures summarizing the company’s history and activities, thus marketing and promotion increased to $10,500 from $857 (2002).  Rent is $22,853 higher than the year ended December 31, 2002 due to the additional rent associated with the Vancouver office.  The other administration expenses, ie office, telephone, transfer fees, etc are comparable to the previous year end.   The company granted stock options in November 2003 and the compensation expense has been calculated at $14,000.

On December 31, 2003 the Company closed a private placement of 3,100,000 Flow-Through Units at a price of $0.65 per FT Unit.  Each Flow-Through Unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

187,500 shares held in escrow were released during the year.

During the year ended December 31, 2003 quarterly report, 1,000,000 warrants were exercised for 1,000,000 common shares at $0.20 per share, raising $200,000.  These warrants were due to expire September 26, 2003.

During the year ended December 31, 2003, the Company announced the granting of stock options to a maximum of 2,400,000 shares at an exercise price of $0.61 to be allocated to directors officers and employee’s of the Company.

Subsequent to the year ended December 31, 2003, the Company retained Endeavour Financial Ltd. to provide strategic direction and corporate development advice.

Endeavour Financial Ltd. has provided financial advisory services to the mining and minerals industries for fifteen years and has structured and arranged numerous corporate financings, corporate mergers and acquisitions, and divestitures.  They are a private, independent, investment–banking firm with an exclusive mining industry focus, innovative transaction skills and diverse professional background, with offices in Vancouver. B.C, Canada, Gorge Town, Cayman Islands, and London, England.

GETTY COPPER INC.
1000 Austin Avenue, Coquitlam, British Columbia, V3K 3P1
Telephone:  (604) 931-3231 - Fax:  (604) 931-2814

P R O X Y

This proxy is solicited by the management of Getty Copper Inc. (the “Corporation”).  The undersigned hereby appoints John B. Lepinski,  President and Chief Executive Officer of the Corporation, or failing him, Donald R. Willoughby, Secretary and Chief Financial Officer of the Corporation, or instead of either of the foregoing, (insert name) _________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Annual and Special Meeting to be held at 1500 -1055 West Georgia Street, Vancouver, British Columbia, on Thursday, May 27, 2004, at 10:00 a.m., local time, (the “Meeting”) and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

Election of Directors

The nominees proposed by management of the Corporation are:

John B. Lepinski

Vote For _____

Withhold Vote _____

Donald R. Willoughby, FCA

Vote For _____

Withhold Vote _____

Jean-Jacques Treyvaud

Vote For _____

Withhold Vote _____

Vittorio A. Preto P. Eng

Vote For _____

Withhold Vote _____

Robert C. Gardner, Q.C.

Vote For _____

Withhold Vote _____

Brian R.D. Smith, Q.C.

Vote For _____

Withhold Vote _____

Pat Raleigh P.Eng

Vote For _____

Withhold Vote _____

Auditor

Vote For _____ Withhold Vote _____ on the resolution to appoint Davidson & Company, Chartered Accountants, as auditor of the Corporation at a remuneration to be fixed by the board of directors.

Amendment to Articles

Vote For _____ Against _____ the special resolution to adopt an amendment to the Articles of the Corporation as more particularly set out in the Management Proxy Circular prepared for the meeting.

To consider any permitted amendment to or variation of any matter identified in the Notice of Annual and Special Meeting

Upon any other matter that properly comes before the meeting

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:  ____________________________, 2004.

[If this proxy is not dated in the space provided, it is deemed to bear the date April  27, 2004.]

__________________________________________________

Signature of Shareholder

__________________________________________________

(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (1-866-249-7775), by mail or by hand at 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof.  Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification.  Unless contrary instructions are written on this page, this proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual and Special Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.  In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

Discretion Conferred

Unless the undersigned provides written instructions to the contrary on this page, the undersigned hereby grants authority to the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.

REQUEST FOR INTERIM FINANCIAL STATEMENTS AND MD&A

TO:

GETTY COPPER INC. (the “Corporation”)

(Cusip No. 374271104

(Scrip No. GTYQ)

Registered and non-registered (beneficial) shareholders may request annually to receive interim financial statements and the related MD&A of the Corporation.  If you wish to receive such material, please complete and return this form to the registrar and transfer agent for the Corporation:

Attention:  Stock Transfer Department

Computershare Trust Company of Canada
9th Floor, 100 University Avenue

Toronto, Ontario  M5J 2Y1

DATED:                                   , 2004.

__________________________________________________

Signature

__________________________________________________

Name of Registered/Non-Registered Shareholder - Please Print

__________________________________________________

Address

__________________________________________________

Postal Code

__________________________________________________

Fax Number

__________________________________________________

Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

__________________________________________________

E-mail address (optional)